Domini Impact Investments LLC

180 Maiden Lane, Suite 1302

New York, NY 10038-4925

November 6, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.: Mr. Edward Bartz

Re:             Domini Investment Trust (File Nos. 811-05823 and 33-29180)

Ladies and Gentlemen:

This letter responds to comments received from Mr. Edward Bartz of the Staff of the Securities and Exchange Commission (the “Commission”) on October 29, 2018, regarding Post-Effective Amendment No. 64 (the “Amendment”) to the Registration Statement on Form N-1A of Domini Investment Trust (the “Registrant”) filed on September 14, 2018 with respect to the Domini Impact Equity Fund (“the Equity Fund”). A summary of the Staff’s comments and the Registrant’s responses are set forth below.

Summary Section – Fee Table

1. Comment:	The Staff noted that, for each class reflected in the fee table, the expense items for such class added up to an amount that was 0.04% lower than the total annual fund operating expenses shown for such class. The Staff requested that the Registrant review and update the fee table, as appropriate, so that expense items shown for each class add up to the total annual fund operating expenses shown for such class.

Response:	The Registrant will update the fee table so that the expense items shown for each class add up to the total annual fund operating expenses shown for such class.

Domini Investment Trust

November 6, 2018

2.	Comment:	The Staff requested that the Registrant retitle the “Sponsorship Fee” line item shown in the fee table as an “Administrative Fee” or add a footnote to the fee table to clarify to shareholders that the “Sponsorship Fee” is for administrative services provided to the Fund by Domini Impact Investments LLC (“Domini”), the Fund’s adviser.

	Response:	The Registrant will add a footnote to the fee table to clarify that the “Sponsorship Fee” is for administrative services provided to the Fund by the Fund’s adviser.

3.	Comment:	The Staff requested that the Registrant confirm in its response that Domini does not have the ability to recoup amounts waived or expenses reimbursed under the contractual fee waiver discussed in footnote 4 to the fee table. The Staff requested that, if Domini has the ability to recoup amounts waived or expenses reimbursed, the Registrant should disclose (i) the terms of such arrangement and that it is limited to three years in a footnote to the fee table and under “Who Manages the Fund - Management and Sponsorship Fees;” and (ii) that payments to Domini with respect to such arrangement may be made only if such payments do not cause the Fund’s expense ratio after such payments are taken into account to exceed both (a) the expense cap in place at the time such amounts were waived and (b) the Fund’s current expense cap.

	Response:	The Registrant confirms that Domini does not have the ability to recoup amounts waived or expenses reimbursed under the contractual fee waiver discussed in footnote 4 to the fee table.

4.	Comment:	The Staff requested that the Registrant confirm in its response that applicable contractual fee waivers and expense reimbursement arrangements are reflected only in the first year of each expense example.

	Response:	The Registrant confirms that applicable contractual fee waivers and expense reimbursement arrangements are reflected only in the first year of each expense example.

5.	Comment:	The Staff noted that the Registrant states in the summary section that the Fund primarily invests in the equity securities of mid- and large-capitalization companies. The Staff also noted that the Registrant states that Domini defines mid-cap companies to be those companies with a market capitalization at the time of purchase between $2 billion and $10 billion. The Staff noted that it believes that a company with a market capitalization of $2 billion is a small cap company. The Staff noted that the Registrant states later in the prospectus that the Fund may invest in companies of any market capitalization. The Staff requested that the Registrant revise the disclosure in the summary section to indicate that the Fund may invest in equity securities of companies of any market capitalization.

Domini Investment Trust

November 6, 2018

	Response:	The Registrant will revise the disclosure referenced by the Staff to state that the adviser defines mid- and large-cap companies to be those with a market capitalization at the time of purchase between $3 and $10 billion, or greater than $10 billion, respectively. The Registrant will revise the disclosure in the summary section to indicate that the Fund may invest in equity securities of companies of any market capitalization.

6.	Comment:	The Staff requested that the Registrant confirm in its response that the Fund’s investments in other investment companies will be reflected in an Acquired Fund Fees and Expenses line item in the fee table to the extent such expenses represent 0.01% or more of the Fund’s expenses during the next twelve months.

	Response:	The Registrant confirms that the Fund’s investments in other investment companies, if any, will be reflected in an Acquired Fund Fees and Expenses line item in the fee table to the extent such expenses represent 0.01% or more of the Fund’s expenses during the next twelve months.

7.	Comment:	The Staff noted that there is a $10 outgoing wire transfer fee. The Staff requested that the Registrant disclose such wire transfer fee in the fee table.

	Response:	The Registrant confirms that it will revise the fee table to disclose the $10 outgoing wire transfer fee.

Summary Section – Principal Investment Strategies

8.	Comment:	The Staff requested that the Registrant confirm in its response that the Fund uses the market value of derivative instruments rather than the notional value of such instruments in determining compliance with its 80% investment policy.

	Response:	The Registrant confirms that, to the extent that Fund invests in derivative instruments, the Fund uses the market value of such derivative instruments in determining compliance with its 80% policy.

9.	Comment:	The Staff requested that, if the Fund invests in securities of emerging markets issuers as an element of its principal investment strategy, to add corresponding disclosure in the principal investment strategies and principal risks sections.

	Response:	The Registrant notes that the Fund does not invests in securities of emerging market issuers as an element of its principal investment strategy and, accordingly, respectfully submits that no change to the disclosure is required.

Domini Investment Trust

November 6, 2018

10.	Comment:	The Staff noted that the Registrant states in the principal investment strategies section that the Fund may invest in derivatives, preferred shares and real estate investment trusts, but does not provide corresponding principal risk disclosure. The Staff requested that the Registrant revise the principal risks section to add disclosure regarding the risks of investing in derivatives, preferred shares and real estate investment trusts.

	Response:	The Registrant notes that the Fund does not invest in derivatives, preferred shares or real estate investment trusts as an element of its principal investment strategy. The Registrant notes that references to such instruments are included in the principal investment strategy section only to clarify that, to the extent the Fund invests in such securities, they may be used to satisfy the Fund’s 80% policy. The Registrant respectfully submits that no change to the disclosure is required.

11.	Comment:	The Staff requested that the Registrant revise the principal risks section to add disclosure regarding the risks of investing in securities of small cap companies.

	Response:	The Registrant will revise the principal risks section to add disclosure regarding the risks of investing in securities of small cap companies.

12.	Comment:	The Staff noted that the Registrant includes portfolio turnover risk in the principal risks section but does not provide corresponding principal investment strategy disclosure. The Staff requested that the Registrant address high portfolio turnover in the principal investment strategies section, if applicable.

	Response:	The Registrant notes that that high portfolio turnover is not an element of the Fund’s principal investment strategy. Rather, from time to time, implementation of the Fund’s investment strategy may result in high portfolio turnover rates. The Registrant notes that a portfolio turnover risk factor is included in the principal risks section to address the Fund’s recent relatively high portfolio turnover rates, as well as high portfolio turnover anticipated in the current fiscal year in connection with the implementation of changes to the Fund’s investment strategy, as well as the engagement of a new submanager.

Domini Investment Trust

November 6, 2018

More on the Funds’ Investment Objectives and Strategies

13.	Comment:	The Staff noted that the Fund may engage in securities lending. The Staff requested that the Registrant address securities lending in the principal investment strategies section, if applicable.

	Response:	The Registrant notes that securities lending is not a principal investment strategy of the Fund and, accordingly, respectfully submits that no change to the disclosure is required.

Statement of Additional Information

14.	Comment:	The Staff requested that, with respect to the Fund’s investments in other investment companies, the Registrant add explanatory language in the statement of additional information stating that the Fund will consider the industries of such underlying investment companies’ portfolio investments for purposes of determining compliance with the Fund’s concentration policy.

	Response:	The Registrant acknowledges the Staff’s comment. The Registrant notes that the Fund does not currently invest in other investment companies and, therefore, respectfully submits that disclosure regarding investment in other investment companies would not be meaningful to investors.

Please call the undersigned at 212-217-1114 with any questions.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy
General Counsel

cc:	Roger Joseph, Esq.
Toby Serkin, Esq.
Jeremy Kantrowitz, Esq.

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